Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Financial Group Increases Common Share Dividend

TORONTO, December 6, 2016 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced that the Board of Directors declared a quarterly dividend of $0.88 per share on paid-up common shares of Bank of Montreal for the first quarter of fiscal year 2017, a 2 cent increase from the previous quarter and up 5% from a year ago.

The Board of Directors also declared dividends of:

•	$0.328125 per share on paid-up Class B Preferred Shares Series 14;

•	$0.3625 per share on paid-up Class B Preferred Shares Series 15;

•	$0.211875 per share on paid-up Class B Preferred Shares Series 16;

•	$0.135732 per share on paid-up Class B Preferred Shares Series 17;

•	$0.112813 per share on paid-up Class B Preferred Shares Series 25;

•	$0.104225 per share on paid-up Class B Preferred Shares Series 26;

•	$0.25 per share on paid-up Class B Preferred Shares Series 27;

•	$0.24375 per share on paid-up Class B Preferred Shares Series 29;

•	$0.2375 per share on paid-up Class B Preferred Shares Series 31;

•	$0.2375 per share on paid-up Class B Preferred Shares Series 33;

•	$0.3125 per share on paid-up Class B Preferred Shares Series 35;

•	$14.625 per share on paid-up Class B Preferred Shares Series 36(1); and

•	$0.42188 per share on paid-up Class B Preferred Shares Series 38.

The dividend on the common shares is payable on February 28, 2017, to shareholders of record on February 1, 2017. The dividends on the preferred shares are payable on February 27, 2017, to shareholders of record on February 1, 2017.

The above-mentioned dividends on the common and preferred shares are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation.

Common shareholders may elect to have their cash dividends reinvested in common shares of the Bank in accordance with the Bank’s Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan).

As previously announced, until further notice, such additional common shares will be issued with a two percent discount from the Average Market Price (as defined in the Plan). The discount will not apply to common shares purchased under the “Optional Cash Payment” feature of the Plan.

For existing members of the Plan, the discount will automatically be applied to the reinvestment of the Q1 2017 Dividend. For registered shareholders who wish to participate in

(1)	The Class B Preferred Shares Series 36 was issued by way of private placement and is not listed on any stock exchanges.

the Plan and thereby receive the two percent discount in respect of the Q1 2017 Dividend, Enrolment Forms must be received by the Bank’s transfer agent, Computershare Trust Company of Canada, by the close of business on February 3, 2017. Beneficial or non-registered holders must contact their financial institution or broker well in advance of the above date for instructions on how to participate.

More information about the Plan and how to enroll can be found at:

http://www.bmo.com/home/about/banking/investor-relations/shareholder-information/dividend-reinvestment-plan

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Frederic Tremblay, Montreal, frederic1.tremblay@bmo.com, (514) 877-1873

For Investor Relations Enquiries:

Jill Homenuk, Toronto, jill.homenuk@bmo.com, (416) 867-4770

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Internet: www.bmo.com